July 9, 2010
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultra Petroleum Corp. Form 10-K for the Fiscal Year Ended December 31, 2009, filed February 26, 2010 Definitive Proxy Statement, filed April 28, 2010 File No. 1-33614
Dear Mr. Schwall:
          On behalf of Ultra Petroleum Corp. (“Ultra” or the “Company”), we hereby submit responses to your letter dated June 18, 2010 (the “Comment Letter”), containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Form 10-K”) and the Definitive Proxy Statement of the Company filed April 28, 2010 (the “Proxy”).
          In this letter, we have reproduced your comments in italics typeface, and have made our responses in normal typeface. In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We respectfully request that the Staff provide any further comments at its earliest convenience.
Form 10-K for the Fiscal Year Ended December 31, 2009
Oil and Gas Acreage, page 29
1.	We note your statement, “The Company’s material undeveloped properties are not subject to material acreage expiry.” With a view towards enhanced disclosure, please provide us with information regarding the remaining terms on your material leases. In addition, please discuss any material expenditures that will be required to maintain these leases.

Mr. H. Roger Schwall
July 9, 2010

Response:	The Company believes that it provided information responsive to this comment on page 25 of its Form 10-K for both its Wyoming and Pennsylvania properties.
Marketing and Pricing, page 9
2.	You indicate that management can hedge up to 50% of forecast production without Board approval. Indicate the average amount of forecast hedged in each of the last three years. Also, clarify whether the Board has approved over 50% of forecast production in any of the last three years and, if so, indicate the amount hedged.

Response:	The Company will include disclosure substantially identical to the following in future filings that discuss its hedging strategy: “As of January 1, 2007, 2008 and 2009, the quantities that the Company hedged for the succeeding 12 month periods represented 8%, 48% and 53%, respectively, of the Company’s forecasted production for such periods.” During 2009, Ultra’s board approved hedges of 53% of forecast 2009 production.
3.	Clarify why the hedging activities referenced in the last paragraph of this section constituted “aggressive” hedging activity.

Response:	The Company will eliminate the word “aggressive” in future filings.
Midstream Services, page 10
4.	Clarify when you expect the facilities referenced in the second paragraph to be completed.

Response:	These facilities are gathering systems and related infrastructure, and their construction will continue until the field is fully developed. The Company will clarify this in future filings.
Properties — Green River Basin, Wyoming, page 25
5.	Quantify the number of wells previously characterized as exploratory that are now characterized as development wells as a result of SEC Release No. 33-8995.

Response:	During 2009, the Company drilled 68 wells classified as development wells that would have been classified as exploration wells under the definition of proved reserves in effect prior to January 1, 2009. Ultra proposes not to

Mr. H. Roger Schwall
July 9, 2010

include disclosure regarding the classification of wells drilled under the old rules as it does not appear to be material.
Oil and Gas Reserves, page 26
6.	Expand footnote (1) to the table at the top of page 27 to clarify that barrel of equivalence is different from price equivalence — i.e. that a boe of natural gas will be priced differently than a barrel of oil. Address this in light of current crude oil and natural gas prices.

Response:	The Company will include the following in future disclosures that include conversion to Mcfe.

We convert Bbls of oil to Mcfe at a ratio of one Bbl of oil to six Mcfe. This conversion ratio, which is typically used in the oil and gas industry, represents the approximate energy equivalent of a barrel of oil to an Mcf of natural gas. The sales price of one Bbl of oil has been much higher than the sales price of six Mcf of natural gas over the last several years, so a six to one conversion ratio does not represent the economic equivalency of six Mcf of natural gas to a Bbl of oil.
7.	Your proved reserves increased by 11.12% during 2009. Provide the disclosure required by Item 1202(a)(6) of Regulation S-K or tell us why it is not applicable.

Response:	The increase in Ultra’s estimated net proved reserves occurred primarily as a result of its development drilling activities and is consistent with past increases in proved reserves. Ultra therefore does not view the increase in reserves as material.

Additionally, Ultra did not change the technologies used to estimate its reserves for year end 2009 compared with the technologies and methodologies it historically used to estimate proved reserves. In the adopting release for Item 1202(a)(6) the SEC indicated that it was not necessary to require a company to disclose the technology relied upon to estimate reserves where those technologies were limited by the prior rules.

Finally, Ultra notes that the second to the last paragraph of the letter from its reserve engineers included as Exhibit 99.1 to the Form 10-K contains a description of the technologies and methods used to estimate reserves that is in accordance with the requirements of Item 1202(a)(6).

Mr. H. Roger Schwall
July 9, 2010

Accordingly, Ultra does not believe that disclosure of the procedures used to estimate reserves was material or required by Item 1202(a)(6) in the body of its Form 10-K.
8.	Item 1203 of Regulation S-K requires discussion of proved undeveloped reserves. Please revise your disclosure to disclose those PUD volumes converted to developed status and any material changes in PUD volumes due to revisions.

Response:	Ultra will add disclosure substantially similar to the following in future Form 10-Ks,

“As a result of Ultra’s drilling activities in 2009, 330.2 Bcfe (16%) of reserves classified as proved undeveloped at January 1, 2009 were converted into proved developed reserves. The Company did not have any material changes to PUD volumes due to revisions.”
Production Volumes, Average Sales Prices and Average Production Costs, page 28
9.	We are unable to locate disclosure regarding delivery commitments that appears to comply with Item 1207 of Regulation S-K. Please advise or revise. In that regard we note the contents of footnote (c) at the tope of page 29.

Response:	Prior to 2009, Ultra had contracts that required Ultra to deliver a specific quantity of oil or gas for a specified price. Ultra has historically disclosed information about such contracts. As disclosed in footnote (c) of the referenced page 29, during the first quarter of 2009, Ultra restructured all of its contracts of that type to instead provide for an index price that allows Ultra to meet its contractual delivery obligations by purchasing gas at the applicable market hub and index price, thereby permitting Ultra to curtail its production and substitute market purchases of gas to satisfy its delivery requirements. Ultra believes, therefore, that the disclosure required by Item 1207 is not applicable to Ultra’s marketing arrangements.
Notes to Consolidated Financial Statements, page 53
Analysis of Changes in Proven Reserves, page 75
10.	FASB ASC paragraph 932-235-50-5 requires “appropriate explanation of significant changes” to net proved reserves during the year. Please revise your disclosure to disclose the changes to your proved developed reserves and to your proved undeveloped reserves due to drilling which are disclosed as “extensions, discoveries and additions.”

Mr. H. Roger Schwall
July 9, 2010

Response:	Ultra will add disclosure substantially to the following effect in future filings: “During 2009, substantially all of our extensions and discoveries in the proved developed category were attributable to wells drilled in 2009, and substantially all of our extensions and discoveries in the proved undeveloped category were attributable to our ongoing drilling activities and its associated effect on our proved undeveloped reserves estimates.”
Definitive Proxy Statement Filed April 28, 2010
Executive Compensation, page 8
Compensation Practices and Enterprise Risk, page 13
11.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Response:	Item 402(s) of Regulation S-K provides that “to the extent that risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant, discuss the registrant’s policies and practices of compensating its employees, including non-executive officers, as they relate to risk management practices and risk-taking incentives.”

In preparing the Proxy, the Company determined that there were no risks arising from its compensation policies and practices for its employees that were reasonably likely to have a material adverse effect on the Company. Accordingly, no disclosure was included in the Proxy. To reach the conclusion that disclosure was not necessary, the Company looked at each of the situations that may trigger disclosure as described in Item 402(s) and determined that none of these situations exist with respect to the Company:
•	compensation policies and practices at a business unit of the company that carries a significant portion of the registrant’s risk profile;

•	compensation policies and practices at a business unit with compensation structured significantly differently than other units within the registrant;

•	compensation policies and practices at a business unit that is significantly more profitable than others within the registrant;

•	compensation policies and practices at a business unit where compensation expense is a significant percentage of the unit’s revenues; and

Mr. H. Roger Schwall
July 9, 2010

•	compensation policies and practices that vary significantly from the overall risk and reward structure of the registrant, such as when bonuses are awarded upon accomplishment of a task, while the income and risk to the registrant from the task extend over a significantly longer period of time.
In addition to these factors, the Company took into account the compensation approach in the oil and gas industry in general and the Company’s specific compensation approach and further determined that none of its compensation policies and practices could potentially create risks that are reasonably likely to have a material adverse effect on the Company. In particular, with respect to the general design philosophy of the Company’s compensation policies and practices, the Company takes risk into account by paying a portion of its incentive awards out over time as well as providing for payment of a portion of its incentive awards in Company stock.
For the above reasons, the Company concluded that disclosure under Item 402(s) was not required.
Acknowledgment
          Attached hereto is a statement from the Company regarding (i) the responsibility of the Company for the adequacy and accuracy of the disclosure in the filings; (ii) the fact that the Staff’s comments or changes in response to Staff comments do not foreclosure the Commission from taking any action with respect to the filing; and (iii) the fact that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should you or your Staff have any questions concerning the enclosed materials, please contact me at (713) 547-2081 or by fax at (713) 236-3699.

Sincerely,
/s/ Guy Young

Guy Young

Mr. H. Roger Schwall
July 9, 2010

          As requested in the letter dated June 18, 2010, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Form 10-K and the Definitive Proxy Statement filed by Ultra Petroleum Corp. (the “Company”), the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Definitive Proxy Statement;

•	Comments from the Staff or changes to disclosure in response to Staff comments in the Form 10-K and the Definitive Proxy Statement do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K and the Definitive Proxy Statement; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Ultra Petroleum Corp.

By:	/s/ Marshall D. Smith
Name:	Marshall D. Smith
Title:	Chief Financial Officer